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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB    [  ] Form 20-F    [  ] Form 11-K

              [ ] Form 10-Q and Form 10-QSB    [  ] Form N-SAR

  For Period Ended: December 31, 2003

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended :________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:    Callisto Pharmaceuticals, Inc.


Former name if applicable: ___________________________________________

Address of principal executive office (street and
number):  420 Lexington Avenue, Suite 2500
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City, state and zip code:   New York, New York 10170

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                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Company's Annual Report on Form 10-KSB for the year ended December 31, 2003 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain information required to be included in the Form 10-KSB. The Company's Annual Report on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification: Gary S. Jacob, Chief Executive Officer at
              (212) 297-0010


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         (2)  Have all other periodic reports required under Section 13 or
              15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
              If the answer is no, identify report(s)
                                                          [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                  Callisto Pharmaceuticals, Inc.'s financial statements for the year ended December 31, 2002 to be included in Callisto's Form 10-KSB for the year ended December 31, 2003 will reflect (i) general and administrative expense of $400,000 associated with the Webtronics, Inc. acquisition previously charged to additional-paid-in capital on the December 31, 2002 Balance Sheet and (ii) a $68,000 reduction in amortization expense in the December 31, 2002 Statement of Operations related to a reduction in previously capitalized patent costs. In addition, we currently are in the process of compiling information related to stock-based compensation expense incurred during the year ended December 31, 2002 and we expect a reduction in stock-based compensation expense on the December 31, 2002 Statement of Operations.


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                         Callisto Pharmaceuticals, Inc.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004                         By: /s/ Gary S. Jacob
      --------------                             -----------------
                                                 Gary S. Jacob,
                                                 Chief Executive Officer




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